UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               GF Bancorp, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  361603 10 3
                                (CUSIP Number)

  Cynthia A. Shafer, Vorys, Sater, Seymour and Pease, Suite 2100, Atrium Two,
         221 East Fourth Street, Cincinnati, Ohio 45202 (513) 723-4009
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 19, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 Pages

                                 SCHEDULE 13D


CUSIP NO.  361603 10 3                                       Page 2 of 5 Pages
- ----------------------                                       -----------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            John T. Baker

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                           (a) ____
                           (b) ____
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS:

            PF
            00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                   ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                  22,602
8.    SHARED VOTING POWER:                 3,300
9.    SOLE DISPOSITIVE POWER:             20,011
10.   SHARED DISPOSITIVE POWER:            3,300

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            25,902

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                  ____

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            8.5%

14.    TYPE OF REPORTING PERSON:
            IN

Item 1.     Security and Issuer

            Common Stock
            GF Bancorp, Inc.
            1 North Plum Street
            Germantown, Ohio  45327

Item 2.     Identity and Background

               (a)  John T. Baker;

               (b)  18 Sue Drive
                    Germantown, Ohio 45327

               (c) President and Chief Executive Officer of the Issuer and President, Chief Executive Officer and Chairman of the
                    Issuer's  wholly-owned   subsidiary,
                    Germantown  Federal Savings Bank
                    ("Germantown Federal") 1 North Plum Street
                    Germantown, Ohio 45327

               (d) During the last five years, Mr. Baker has not been convicted in a criminal proceeding;

               (e) During the last five years, Mr. Baker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (f)  Mr. Baker is a citizen of the United States of America.

Item 3.     Source and Amount of Funds and Other Consideration

     The shares purchased by Mr. Baker were purchased with $37,510 of personal savings and, through his individual retirement account ("IRA"), $22,000 of funds in his IRA. The shares purchased by Mrs. Baker were purchased with $15,000 of personal savings and, through her IRA, $18,000 of funds in her IRA. The shares awarded to Mr. Baker pursuant to the Germantown Federal Savings Bank Management Stock Bonus Plan (the "MSBP") were purchased by the MSBP with funds of Germantown Federal.

Item 4.     Purpose of  Transaction

     The shares held directly by Mr. and Mrs. Baker were acquired for investment. The options and shares awarded under the MSBP were received pursuant to benefit plans of the Issuer.

Item 5.     Interest in Securities of the Issuer

     (a) Mr. Baker beneficially owns 25,902 shares, which is 8.5% of the total issued and outstanding common shares of the Issuer. Such amount is comprised of 13,568 shares and options to purchase 12,334 shares.

     (b) Mr. Baker has sole voting and dispositive power with respect to the 7,677 shares held directly by him and by his IRA and the 12,334 shares that may be acquired upon the exercise of options; shared voting and dispositive power with respect to 3,300 shares held by his wife and her IRA; and sole voting power but no dispositive power with respect to 2,591 shares awarded, but not earned, pursuant to the MSBP.

     Mr. Baker's wife, Sandra K. Baker, is an insurance agent, and owner and President of Baker & Associates Agency, Inc., 437 E. Central Avenue, Miamisburg, Ohio 45342. Mr. Baker shares voting and dispositive power with respect to the 3,300 shares held by Mrs. Baker. Mrs. Baker has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mrs. Baker is a citizen of the United States of America.

     (c) Mr. Baker was awarded on September 16, 1993, an option to purchase 12,334 shares of the Issuer under the GF Bancorp, Inc., 1993 Stock Option Plan. Such option is first exercisable at the rate of one third on January 19, 1995; two thirds on September 17, 1995; and in full on September 17, 1996. The per share exercise price of such option is $10.00.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between Mr. Baker and any other person with respect to any securities of the Issuer, except the option plan and an award agreement pursuant to the option plan; and the MSBP and an award agreement pursuant thereto.

Item 7.     Material to be Filed as Exhibits

            Exhibit A:  GF Bancorp, Inc., 1993 Stock Option Plan
            Exhibit B:  Stock Option Agreement
            Exhibit C:  Germantown Federal Savings Bank
                        Management Stock Bonus Plan and Trust Agreement
            Exhibit D:  Restricted Stock Agreement

      All of such Exhibits are incorporated by reference to the Schedule 13D filed with the SEC by Mr. Baker on July 20, 1995.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ John T. Baker
Signature


John T. Baker
Name


July 19, 1996
Date